November 20, 2017

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief
Barbara Jacobs, Assistant Director
Morgan Youngwood, Staff Accountant
Melissa Walsh, Staff Accountant
Gabriel Eckstein, Staff Attorney

Re: Alphabet Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed October 27, 2017
File No. 001-37580

Ladies and Gentlemen:

Alphabet Inc. (“Alphabet”) submits this letter in connection with the comments from the staff of the United States Securities and Exchange Commission received by letter dated November 8, 2017 (the “Comment Letter”) relating to the above-referenced filing.

Alphabet is working expeditiously to respond to the Comment Letter. Alphabet respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Alphabet currently anticipates submitting a response to the Comment Letter on or about December 15, 2017.

Please do not hesitate to contact me at 650-214-5324 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,
ALPHABET INC.
/s/ KENNETH YI
Kenneth Yi Senior Counsel

cc: James G. Campbell
Vice President, Corporate Controller, and Chief Accounting Officer